One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 8, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.
Proxy Statement on Schedule 14A
File No. 000-51948

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Company”), to the comment by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated December 5, 2011 regarding the Company’s preliminary proxy statement filed with the Commission on November 14, 2011 (the “Preliminary Proxy Statement”). The Issuer has today filed an amendment (“Amendment No. 1”) to the Preliminary Proxy Statement via EDGAR. For your convenience, we have set forth below your comment followed by the relevant response.

Comment: Rule 14a-4(a)(3) requires the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” It appears you have “bundled” the authorization of the “blank check” preferred stock with the amendments to modernize your charter. Refer to Proxy Rule 14a-4(a)(3) and related Division of Corporation Finance interpretive positions available at www.sec.gov regarding the unbundling rule. Each change should be separately identified, discussed and voted on in the proxy statement. In addition, please provide appropriate supporting disclosure for the proposal related to the authorization of the “blank check” preferred stock. Refer to Item 11 of Schedule 14A.

Response: The Company has revised the Preliminary Proxy Statement in response to the Commission’s comment. Enclosed for your convenience is a marked copy of Amendment No. 1 reflecting the Company’s revisions to the Preliminary Proxy Statement.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

December 8, 2011

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON
Rosemarie A. Thurston

Enclosure

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.